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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

February 7, 2013

Re:	Health Insurance Innovations, Inc.
Registration Statement on Form S-1
File No. 333-185596

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Riedler:

On behalf of Health Insurance Innovations, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 as filed on February 4, 2013 with the Securities and Exchange Commission (the “Commission”). Amendment No. 4 is being filed with the Commission in response to oral comments from the staff (the “Staff”) of the Commission received by telephone on February 6, 2013 (the “Oral Comments”). This letter contains the Company’s responses to the Oral Comments. For your convenience, a summary of each of the Oral Comments is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

1.	In your response letter dated February 4, 2013, you describe why the exchange agreement does not meet the definition of a derivative that should be recorded in the pro forma information. Please tell us why the tax receivable agreement and exchange agreement together do not meet the definition of a derivative that should be recorded in the pro forma information.

U.S. Securities and Exchange Commission	2	February 7, 2013

Further to the Company’s response to comment no. 7 in its response letter to the Staff dated February 4, 2013, the Company first considered ASC 815-15-25-1 in order to determine whether the exchange agreement and the tax receivable agreement meet the requirement for bifurcation. The guidance requires an embedded derivative to be bifurcated and accounted for as a derivative instrument if all three of the following conditions are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

The Company evaluated the nature of the exchange agreement and tax receivable agreement under ASC 815-15-25-1, and based on the nature of the agreements, the Company determined that the agreements are clearly and closely related to the equity host, Series B Membership Interests and Class B common stock. As such, the criteria in ASC 815-1525-1a above is not met and, therefore, bifurcation is not required and the embedded derivative need not be accounted for as a derivative instrument.

2.	Please confirm the fiscal year end for Health Insurance Innovations, Inc.

The Company confirms to the Staff that the fiscal year end of Health Insurance Innovations, Inc. is December 31.

3.	Please revise the unaudited pro forma statements of operations for the year ended December 31, 2011 to adjust for the purchase of the units of Health Plan Intermediaries, LLC owned by Naylor Group Partners.

The Company has revised the unaudited pro forma statements of operations for the year ended December 31, 2011 to adjust for the purchase of the units of Health Plan Intermediaries, LLC owned by Naylor Group Partners.

4.	Please remove the Non-GAAP presentation of combined Predecessor and Successor operating results for the year ended December 31, 2011 under the headings “Prospectus Summary—Summary Financial and Operational Data” and “Selected Historical Financial and Operational Data” and remove the references to combined net income and operating income for the year ended December 31, 2011 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company has removed the Non-GAAP presentation of combined Predecessor and Successor operating results for the year ended December 31, 2011 under the headings “Prospectus Summary—Summary Financial and Operational Data” and “Selected Historical Financial and Operational Data” and has removed the references to combined net income and operating income for the year ended December 31, 2011 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

U.S. Securities and Exchange Commission	3	February 7, 2013

5.	Please provide an audited balance sheet and applicable footnotes for Health Insurance Innovations, Inc.

The Company has provided an audited balance sheet and applicable footnotes for Health Insurance Innovations, Inc.

U.S. Securities and Exchange Commission	4	February 7, 2013

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosure